# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SONIM TECHNOLOGIES INC, CIK 0001178697
CUSIP: 83548F309
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 4445 Eastgate Mall, Suite 200, San Diego, California (CA), 92121
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001992801

## Reporting persons
- 1 Main Capital Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,516,842; shared voting power 0; sole dispositive power 1,516,842; shared dispositive power 0; aggregate amount beneficially owned 1,516,842 (8.2% of the class)
  Comment: limited liability company
- Yaron Naymark: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 1,516,842; shared voting power 0; sole dispositive power 1,516,842; shared dispositive power 0; aggregate amount beneficially owned 1,516,842 (8.2% of the class)
- 1 Main Capital Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,245,987; shared voting power 0; sole dispositive power 1,245,987; shared dispositive power 0; aggregate amount beneficially owned 1,245,987 (6.8% of the class)
- 1 Main Capital GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,245,987; shared voting power 0; sole dispositive power 1,245,987; shared dispositive power 0; aggregate amount beneficially owned 1,245,987 (6.8% of the class)
  Comment: limited liability company

## Item 1. Issuer
Name of issuer: SONIM TECHNOLOGIES INC
Address of issuer's principal executive offices: 4445 Eastgate Mall, Suite 200, San Diego, CA 92121

## Item 2. Person Filing
Name of person filing: This Schedule 13G is filed by the following (the "Reporting Persons"): (1) 1 Main Capital Management, LLC (the "Adviser"); (2) Yaron Naymark; (3) 1 Main Capital Partners, L.P. ("Fund 1"); and (4) 1 Main Capital GP, LLC (the "General Partner of Fund 1"). The Adviser also acts as the investment adviser to 2055 Partners L.P. ("Fund 2"), an unaffiliated client of the Adviser. Fund 1 and Fund 2 (together, the "Funds") are private investment vehicles. The Funds directly beneficially own the Common Stock (as defined below) reported in this Statement. The Adviser is the investment manager of the Funds. Yaron Naymark is the Principal of the Adviser. The General Partner of Fund 1 is the general partner of Fund 1. The Adviser, Yaron Naymark and the General Partner of Fund 1 may be deemed to beneficially own the Common Stock directly beneficially owned by Fund 1. The Adviser and Yaron Naymark may be deemed to beneficially own the Common Stock directly beneficially owned by Fund 2. Each Reporting Person disclaims beneficial ownership with respect to any Common Stock other than the Common Stock directly beneficially owned by such Reporting Person.
Address of principal business office or, if none, residence: The principal business office of the Reporting Persons is 8 Wright Street, Suite 107, Westport, Connecticut, 06880.
Citizenship: For citizenship or place of organization see Item 4 of the cover page of each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See Items 5-9 and 11 on the cover page for each Reporting Person, and Item 2, which information is given as of the close of business on the Event Date of September 30, 2025.

As of the close of business on the Event Date, the Reporting Persons collectively beneficially owned 1,516,842 shares of Common Stock (of which 1,095,987 shares of Common Stock and 150,000 shares of Common Stock underlying warrants were held by Fund 1, and 270,855 shares of Common Stock were held by Fund 2).
Percent of class: See Item 11 on the cover page for each Reporting Person. The percentages of beneficial ownership contained herein are based on: (x) 18,281,736 shares of Common Stock outstanding as of September 30, 2025 as reported by the Issuer in its Form 10-Q filed with the SEC on October 31, 2025 (adjusted for the 1-for-18 split); and (y) an additional 150,000 shares of Common Stock underlying the warrants described above.
Sole power to vote or to direct the vote: See Item 5 on the cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Item 6 on the cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Item 7 on the cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Item 8 on the cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- 1 Main Capital Management, LLC: /s/ Yaron Naymark, Yaron Naymark / Authorized Signatory (11/14/2025)
- Yaron Naymark: /s/ Yaron Naymark, N/A (11/14/2025)
- 1 Main Capital Partners, L.P.: /s/ Yaron Naymark, Yaron Naymark / Authorized Signatory (11/14/2025)
- 1 Main Capital GP, LLC: /s/ Yaron Naymark, Yaron Naymark / Authorized Signatory (11/14/2025)